David S. Hunt Email dh@hunt-pc.com	The Hunt Law Corp., P.C. 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164
July 26, 2011

Securities And Exchange Commission
Washington, DC 20549
Attn: John Reynolds
Mail Stop 3561

Re:          Acquired Sales Corp.
Preliminary Revised Information Statement on Schedule 14C
Filed May 6, 2011
File No. 000-52520

Dear Mr. Reynolds:

Acquired Sales Corp. (the “Company”), through legal counsel, respectfully submits this response to your correspondence dated July 22, 2011. This response details the amendments to the Preliminary Revised Information Statement of Schedule 14C.

General

Comment #1. We reissue comment two in our letter dated June 6, 2011. Please confirm that you will file these agreements as exhibits to your next periodic report.

Response: We confirm that we will file these agreements as exhibits to our next periodic report.

Comment #2.  We refer you to comment 16 in our letter dated April 21, 2011. We note that disclosure you provided in response to that comment was omitted from the most recent amendment to the information statement. In light of this omission, please tell us how you comply with the comment.

Response: We have re-added the following text on Page 48 that previously appeared in our May 6, 2011 filing:

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Results of Operations

The Company enters into contractual arrangements with end-users of its products to sell software licenses, hardware, consulting services and maintenance services, either separately or in various combinations thereof. For each arrangement, revenue is recognized when persuasive evidence of an arrangement exists, the fees to be paid by the customer are fixed or determinable, collection of the fees is probable, and delivery of the product or services has occurred. See additional revenue recognition disclosure under “Critical Accounting Policies.”

The general the nature of the contracts that generated the material portions of our quantified revenues related to the Joint Improvised Explosive Device (IED) Defeat Organization (JIEDDO).

JIEDDO’s mission is to eliminate IEDs as a weapon of strategic influence.  Weapons Technical Intelligence (WTI), based on sound collection, exploitation, and analysis, generates four major outputs: force-production, targeting, sourcing, and support to prosecution. The JIEDDO IED strategy is to Attack the Network, Defeat the Device, and Train the Force.  One of the WTI effort goals is to make Counter-IED (C-IED) information actionable at the strategic, operational and tactical levels.  The objective of our subcontract is to further develop the existing pilot version of the WRITE hardware/software application. This development effort will advance the current application to a production ready application that integrates IED information for strategic, operational, and tactical use within the context of the current version of the WTI lexicon.

Copies of the following Cogility contracts are attached as exhibits to this Information Statement: (i) The Johns Hopkins University Applied Physics Laboratory Dated October 20, 2009; and (ii) The Analysis Corporation Dated January 4, 2010.

Cost of revenue consists primarily of the cost of hardware and software and the cost of services provided to customers. Cost of services include direct costs of labor, employee benefits and related travel.

Selling, general and administrative expenses primarily consist of professional fees, salaries and related costs for accounting, administration, finance, human resources, information systems and legal personnel.

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Based on these final amendments, we respectfully request that we be authorized to immediately file a DEF 14C.  Thank you for your attention to our filing. We will endeavor to promptly address any other questions or concerns.

In responding to your comments, the company acknowledges that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,
THE HUNT LAW CORP., P.C.

David S. Hunt
Attorney for Acquired Sales Corp.

Attention also:
Jamie Kessel
Angela Halac
Damon Colbert
James Lopez